Exhibit 99.376

Nextech AR To Launch “ARitize Metaverse Studio”
SDK As SaaS Offering

Unified Metaverse Platform Integrates Nextech’s Entire Suite of Augmented Reality Solutions

VANCOUVER, B.C., Canada – November 9, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services is proud to announce plans to launch its SaaS Metaverse Studio SDK enabling its customers to create their own metaverses. Once launched, this unified Metaverse Studio will give the Company what it believes is a first mover advantage in the race to bring the Metaverse to the masses. As part of this launch a significant upgrade to the current ARway Studio is the interoperability of our Metaverse Studio with all Metaverse platforms including Meta’s AR Spark Studio, Snap’s Lens Studio, Apple’s Reality Composer and more.

The new studio will be branded as the “Aritize Metaverse Studio”.

Click Here To Watch The Metaverse Studio Video

●	The ARway app was used to spatially map the location in minutes
●	3D/AR content was created by Threedy.ai
●	3D/AR content populated the spatial map, creating a unique metaverse experience

The ARitize Metaverse Studio, is currently available as a managed service but is expected to be released as a SaaS solution in early Q1 2022, bringing all of Nextech’s solutions together into one, easy to use, web-based studio. Nextech’s customers can access all their 3D assets, compose AR experiences, and publish them into the Metaverse in any format. In ARitize Metaverse Studio, customers can manage 3D/AR content and point cloud maps, which are used for localization. It also gives users the ability to update these point cloud maps and 3D/AR content in their application in real-time. ARitize Metaverse Studio will assist in managing and creating mini-metaverse environments such as shopping malls, airports, museums, university campuses, and more.

The ARitize Metaverse Studio will also allow anyone to create a spatial map using the company’s free downloadable app ‘ARway’ or by installing the company’s SDK into their own application. While Nextech offers a full suite of AR experiences and 3D models to drop into the spatial map, users can also import their own AR experiences from other developers or platforms making Nextech’s Metaverse Studio a true creator platform for all.

Nextech’s SaaS Metaverse Studio Features (Coming Q1 2022)

●	Successful integration of ARway with Nextech’s Augmented Reality Solutions
●	All of Nextech’s AR solutions can be accessed and composed together through one, web-based SaaS platform
●	Interoperability: Export into any leading metaverse platforms, including Meta’s AR Spark Studio, Snap’s Lens Studio, Apple’s Reality Composer & more

Nextech’s current ARway Studio is already being used by over 600 developers worldwide, creating over 60 unique spatial maps using the company’s ARway spatial mapping application. Furthermore, ARway Studio has begun to generate revenue, and the Company’s new SaaS offering will accelerate this business by offering a monthly subscription option as opposed to a managed service fee.

In recent months, Nextech has launched multiple SaaS platforms. This migration from managed services to an integrated AR SaaS offering will continue, enabling Nextech to unlock the full revenue potential of its entire portfolio of augmented reality solutions and the metaverse itself.

Click Here to Watch A Metaverse Video Showing Ryerson University Campus, With Microsoft Hololens

●	ARway was used to spatially map the Ryerson University campus
●	In ARitize Metaverse Studio, 3D/AR content populated their mini-metaverse; including AR wayfinding, a human hologram created with holoX, and an AR science lab created with Nextech’s AR lab builder
●	The metaverse can be experienced through Microsoft’s Hololens, showcasing a successful integration of Nextech’s technology with the headset

Nima Sarshar, Nextech AR’s CTO commented, “Since the ARway and Threedy.ai acquisitions, Nextech’s engineering team has been hard at work to ensure a seamless, end-to-end SaaS solution for our customers. We are excited to announce that we are on track to achieve our ultimate goal. We have reached a milestone by integrating multiple solutions in Nextech’s tech stack, including ARway, Threedy.ai, HoloX, AR Lab Builder and more. Everything’s coming together to form an exciting new web based SaaS platform, called: “ARitize Metaverse Studio”.

Evan Gappelberg, Nextech AR CEO commented, “I’m very pleased with our rapid development and rolling out of our SaaS platforms as we position ourselves in front of the massive multi-decade, megatrend of the metaverse and augmented reality. We are one of the only AR companies who currently have technology that is disruptive, scalable and offered as a SaaS solution. I’m proud of the team for being able to achieve this first to market Metaverse Studio which I believe will open the floodgates, allowing anyone to create their own mini-metaverses”

McKinsey & Co. states that greater than 50% of surveyors prefer their employers to adopt a hybrid virtual working model. Experts believe this will lead to an accelerated enterprise adoption of metaverse solutions for business.

As previously mentioned in the Company’s shareholder letter, Nextech AR is a transformative period of growth and transition of its AR business, with a clear vision to build a unified platform containing a suite of augmented reality solutions for its customers. By offering the ARitize Metaverse Studio as a self-serve subscription based SaaS platform, the Company is executing on it’s strategic initiative to develop and release what it believes is a first to market integrated SaaS creator platform for augmented reality and the metaverse.

For further information, please contact:
public.relations@nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements in this release include statements regarding the prospective nature of the metaverse and “mini-metaverse” and the Company’s potential leadership position in the market are subject to known and unknown risks, uncertainties and other factors. These factors include risks associated with the development of the operations of the Company as the Company’s plans are refined, the development of a market and successful applications for the metaverse and “mini-metaverse”, availability of financing and other risk factors identified in the Company’s public disclosure documents from time to time. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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